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03050469

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Heineken Holding N.V.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 08 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5749 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 5/7/03

2002 Annual Report

Established in Amsterdam

Heineken Holding N.V.



Annual Report

2002

Established in Amsterdam

Heineken Holding N.V.

Profile

Heineken Holding N.V., which holds 50.005% of the shares in Heineken N.V., heads the Heineken group.

The object of Heineken Holding pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding's income consists of dividends received on its interest in Heineken N.V. Every Heineken N.V. share held by Heineken Holding is matched by one share issued by Heineken Holding.
The net asset value of one Heineken Holding share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. A-shares are listed on Euronext Amsterdam. Options for Heineken Holding A-shares are traded on Optiebeurs Euronext.Liffe.

Contents

Report of the Management Board

Financial Statements 2002

Other Information

This is an English translation of the original Dutch language report.
Both can be downloaded from www.heinekeninternational.com

Information for Shareholders


60
50
40
30
20
10
0
27.66
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

share price range
closing price

Heineken Holding N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation

and share split

Average trade in 2002:

137,473 shares per day

Heineken Holding N.V.

Heineken Holding N.V. A-shares are traded on Euronext Amsterdam.
Options on Heineken Holding A-shares are traded on Optiebeurs Euronext.Liffe.
In 2002, the average daily volume of trade was 137,473 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Netherlands Civil Code. Consequently, decisions on all important matters are taken by the General Meeting of Shareholders.

Share capital

Shares in issue as at 31 December 2002

193,384,478 A-shares of €2 nominal value
2,625,000 B-shares of €2 nominal value
250 priority shares of €2 nominal value

The B-shares confer the same voting rights as the A-shares. At a closing price of €27.65, the market capitalisation of Heineken Holding N.V. on balance sheet date was €5.4 billion.

Rules concerning insider dealing

Within Heineken Holding N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Management Board and to a number of permanent advisers.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, the company has been notified of the following holdings of 5% or more:
L' Arche Holding S.A., 50.005%
Greenfee B.V., 6.8055%

Heineken Holding share price history

High: 26 April 2002, €37.50
Low: 18 December 2002, €26.61
Price on 31 December 2002: €27.65
Price on 28 December 2001: €32.00

Dividend policy

In accordance with Article 12 of the Articles of Association, our shareholders receive the same dividend as Heineken N.V. shareholders.

Dividend history

(1997 = 100)

1997	100
1998	125
1999	156
2000	156
2001	196
2002	196


60
50
40
30
20
10
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

○ *share price range*
○ *closing price*

Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for recapitalisation

and share split

Average trade in 2002:

841,064 shares per day

Heineken N.V.

The shares and options of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX index. In 2002, the average daily volume of trade was 841,064 shares. The shares are also listed on Euronext Brussels and on the Luxembourg Bourse. Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Netherlands Civil Code. Consequently, decisions on all important matters are taken by the General Meeting of Shareholders.

Market capitalisation

Shares in issue as at 31 December 2002
391,979,675 shares of €2 nominal value
At a closing price of €37.20, the market capitalisation of Heineken N.V. on balance sheet date was €14.6 billion.

Rules concerning insider dealing

Within Heineken N.V. there are established rules governing the disclosure of transactions in shares of Heineken N.V. and Heineken Holding N.V. that are applicable to the members of the Supervisory Board and the Executive Board, to other managers and staff who might be in possession of price-sensitive information and to outside consultants.

Major Holdings in Listed Companies Disclosure Act

Pursuant to the Major Holdings in Listed Companies Disclosure Act, Heineken Holding N.V. has disclosed an interest of 50.005% in Heineken N.V.

Financial calendar in 2003 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2002 figures	26 February
Publication of annual report	27 March
Annual General Meeting of Shareholders, Amsterdam*	24 April
Quotation ex final dividend	28 April
Final dividend payable	7 May
Announcement of half-year results	10 September
Quotation ex interim dividend	11 September
Interim dividend payable	22 September

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is obtainable by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also obtainable from the Corporate Investor Relations Department, telephone +31 20 523 92 39 or by e-mail: investors@heineken.com.
Further information on Heineken N.V. is obtainable from the Corporate Communication and/or Investor Relations Departments, telephone +31 20 523 92 39 or by e-mail: investors@heineken.com.
The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

Copies of this annual report are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com.

* Holders of shares are entitled to attend the meetings of holders of shares in Heineken N.V., to put questions at those meetings and to participate in the discussions.

Management Board

M. Das (1948)
Chairman
Dutch nationality
Member of the Management Board since 1994
Lawyer

C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Management Board since 1988

D.P. Hoyer (1940)
Dutch nationality
Member of the Management Board since 1972
Former director of DOW Europe S.A.

K. Vuursteen (1941)
Dutch nationality
Member of the Management Board since 2002
Former chairman of the Executive Board
of Heineken N.V.

Report of the Management Board

Composition of the Management Board

We were greatly saddened to learn of the death of Mr. A.H. Heineken on 3 January 2002, at the age of 78.

In accordance with the wishes of Mr. Heineken, the Management Board appointed Mr. M. Das, member of the Management Board since 1994, as his successor as Chairman.

The Annual General Meeting of Shareholders of 25 April 2002 appointed Mrs. C.L. de Carvalho-Heineken as successor of Mr. Heineken as delegate member of the Management Board, having been a member since 1988.

Moreover, the Annual General Meeting of Shareholders appointed Mr. K. Vuursteen as member of the Management Board. He succeeded Mr. J.M. de Jong in this capacity, who retired from the Management Board and was appointed to the Heineken N.V. Supervisory Board. Mr. Vuursteen was formerly chairman of the Heineken N.V. Executive Board.

At the Annual General Meeting of Shareholders Mrs. de Carvalho made a statement emphatically expressing the permanent attachment of the Heineken family to the Heineken group.

'This has been a period of change – particularly for me. My father is part of the history of Heineken and his achievements provide the foundation for our company's future. I will now play my part to the best of my abilities, fully sharing my father's commitment to the outstanding reputation of our company, as well as to looking after the interest of all our shareholders and the well-being of Heineken employees, in the Netherlands and in the rest of the world.

Heineken is a truly outstanding company and I am very proud to be part of it. I now look forward to playing a full role as the family shareholder and continuing of course to serve as a member of the Holding Company Board. Heineken represents for me not an inheritance but the legacy of a company of great and exciting potential. As a family we share the aspirations and ambitions of this company. We are a part of its past, its present and its future', were the words of Mrs. de Carvalho-Heineken in her statement delivered at the shareholders' meeting.

Activities of the Management Board

Policy principles

Heineken Holding has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders.

The company's policy has been successful. Thanks in part to its unique and stable structure, Heineken has grown to become the most international of all the world's brewing groups and the Heineken brand is one of the best-known international premium lager labels in the world. It has also returned consistently good results over many years, benefiting both our company's share price and that of Heineken N.V.

Activities

The Management Board met on ten occasions in 2002. The Board adopted the report and accounts for 2001 and the half-year results for 2002.

Other topics addressed at length by the Management Board included Heineken N.V.'s strategy, tactics, acquisitions and financial policy and the composition of the Supervisory Board and Executive Board of Heineken N.V. and its principal operating companies.

Review of 2002

In 2002, the Management Board continued to pursue the policy of optimising and enhancing the liquidity of Heineken Holding shares in the interest of all shareholders.

Promoting liquidity

With an average daily turnover of more than 137,000 shares, Heineken Holding shares are among the most heavily traded stocks on the Euronext Amsterdam share market in the 'other companies' category. The liquidity of the shares is, however, considerably less than that of Heineken N.V. shares, which, with an average daily turnover in excess of 840,000 shares (2002) are among the most active shares on the Euronext Amsterdam share market included in the AEX index. This is one of the technical factors explaining the difference between the price of Heineken Holding shares and the price of Heineken N.V. shares.

In order to increase the liquidity of Heineken Holding shares and thus open up the possibility of narrowing the price differential between Heineken Holding shares and those of Heineken N.V., various initiatives were taken in 2002.

Liquidity provider
Initially, the possibility of having a liquidity provider was investigated. However, in view of the daily turnover in the shares and having consulted various experts, the Management Board came to the conclusion that a liquidity provider would probably not give much added value.
ABN AMRO Bank did, however, express its willingness to act as corporate broker and, in that capacity, make efforts to increase the liquidity of the shares. This route will be pursued in 2003.

Options
The Management Board also sounded out the level of interest in the market for the introduction of options for Heineken Holding shares. Various players welcomed this proposal and application was made to Euronext Amsterdam in 2002 for the admission to listing of options for Heineken Holding shares. The Heineken Holding options were first listed on 27 January 2003, after the changeover from floor trading to screen trading on Euronext.Liffe, making the Heineken Holding options the first to be introduced in the new options class under the new Euronext.Liffe trading system. The symbol for the new options class is HEH. The market maker supporting the trade will be Paerel Trading Partners B.V. These are American-style options (with exercise at any time up to maturity), with maturities of 3, 6 and 9 months and quoted in the cycle January, April, July, October (JAJO cycle).

Index
With a daily volume averaging more than 137,000 shares, Heineken Holding could easily qualify for one of the Euronext Amsterdam indices. However, under existing rules, Heineken Holding cannot be included in an index, as it is the holding company of an existing listed company. At the beginning of 2003, the Management Board applied to Euronext, seeking to have this rule changed to enable our company to be included in an index when the make-up of the indices comes up for review at the start of 2004. A decision will be given by Euronext Amsterdam sometime in 2003. Inclusion of the company in an index would also contribute to greater liquidity for the company's shares.

Promoting communication
Further to the measures taken by the company in 2000 and 2001 to promote communication, various other policy initiatives were implemented in 2002. In 2001, an interim report was published for the first time, the new corporate identity was introduced and the information contained in the annual report was expanded. In 2002, the emphasis was on improving the provision of information via the Internet and in presentations to investors.

Website
On the new Heineken group website (www.heinekeninternational.com), the position of Heineken Holding as head of the group in both a legal and an administrative sense is brought out even more strongly, making clear to visitors the important function performed by the holding company within the Heineken group as regards the group's continuity, independence and stability. There is also further information available on our company.

Presentations to investors
In the presentations given to investors and intermediaries in the financial world by the Heineken N.V. Investor Relations Department, the role of Heineken Holding in the group is also emphasised more, again making clear that the Heineken group is made up of two listed entities and there are two ways for investors to invest in Heineken. Heineken Holding shares are also being brought to the notice of investors more strongly as an attractive alternative to Heineken N.V. shares, especially for investors who do not perhaps need maximum liquidity and appreciate the fact that Heineken Holding shares confer the same rights as Heineken N.V. shares while tying up less capital.

General reporting
The nominal amount of our company's participating interest in Heineken N.V. as at 31 December 2002 amounted to €392 million. The nominal amount of the A- and B-shares issued by our company as at the same date was also €392 million.

As at 31 December 2002, our company's interest in Heineken N.V., expressed in relation to the total issued share capital of Heineken N.V. was 50.005%.

With regard to the company's balance sheet and profit and loss account, the Management Board has the following comments.

The carrying amount of the participating interest in Heineken N.V. is equal to the shareholders' equity of €1,272 million stated in the consolidated balance sheet, less the priority shares.

In accordance with the statutory requirements relating to the preparation of financial statements, our company's share – of 50.005% – in the profit of €795 million achieved by Heineken N.V. in 2002 is recognised as income in the company's profit and loss account for 2002. That share in the profit of Heineken N.V. is made up of both the distributed and retained earnings for 2002. Pursuant to the statutory requirements already referred to, an amount of €319 million will be added to the statutory reserve, that amount being equal to 50.005% of the retained earnings of Heineken N.V. for 2002.

Heineken N.V. in 2002

Because our company heads the Heineken group, the notes to our financial statements include a consolidated balance sheet and profit and loss account for the Heineken group.
Heineken N.V. posted good results in 2002. The higher volume of sales, the improvement in the product mix within the overall figure and the increased sales prices made a strong contribution to the improvement in the operating result.
New consolidations also made a positive contribution. Exchange rate movements had the effect of lifting results slightly.
A more detailed review can be found in Heineken N.V.'s annual report.

Dividend proposal

Heineken N.V. proposes to distribute a dividend for 2002 of €0.40 per share of €2 nominal value, of which €0.16 per share of €2 nominal value has already been paid as interim dividend.
With the prior approval of the meeting of priority shareholders, the Management Board has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s proposal to fix the dividend for 2002 at €0.40 per share of €2 nominal value, of which €0.16 has already been paid as interim dividend. On that basis, the dividend payable to our company for 2002 totals €78.4 million in cash, of which €31.4 million has already been received by way of interim dividend. The final dividend due will therefore be €47.0 million.

In accordance with the provisions of Article 12, paragraph 7, of the Articles of Association, an interim dividend of €0.16 per share of €2 nominal value was distributed to holders of A- and B-shares on 23 September 2002.
Pursuant to the provisions of Article 12 of the Articles of Association, holders of A- and B-shares will receive a final dividend of €0.24 per share of €2 nominal value currently in issue as from 7 May 2003. The holders of A- and B-shares will therefore, like the holders of Heineken N.V. shares, receive a total dividend for 2002 of €0.40 per share of €2 nominal value. A total of €78.4 million will be distributed to holders of A- and B-shares and a total of €18.15 will be distributed to holders of priority shares.

Heineken N.V. outlook

Results are affected from year to year by factors which are difficult to predict such as exchange rates, government policy and the weather. Further in 2003 higher pension charges, the cost of launching Heineken beer in the premium segment in the United Kingdom, the effects of the weaker dollar and the deteriorating economic situation in many countries, will also play a role. The newly acquired breweries will deliver a positive contribution. Despite these uncertainties, Heineken expects further growth in net profit in 2003. The possible impact on the results of increasing international tensions can't be predicted.
The company shall also realise a non recurring after tax gain of €73 million in 2003 on the sale of the 15% stake in the Argentinian brewer Quilmes International (Bermuda) Ltd. Heineken remains positive regarding the longer-term profit outlook, given the success of its corporate strategy, the strength of its brands, its international coverage, the current debt capacity at its disposal and its extensive international experience.

The auditors' report issued by Ernst & Young Accountants is included in this report.

Amsterdam, 25 February 2003
Management Board

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

Financial Statements

Balance Sheet of Heineken Holding N.V.

after proposed appropriation of profit
in thousands of euros

		31 December 2002		31 December 2001
Assets				
Financial fixed assets				
Participating interest in Heineken N.V.		**1,271,627**		1,379,138
Current assets				
Receivables		**47,042**		47,042
Cash		**21**		21
		1,318,690		1,426,201
Equity and liabilities				
Shareholders' equity				
Issued share capital:				
Priority shares	**1**		1	
A-shares	**386,769**		386,769	
B-shares	**5,250**		5,250	
		392,020		392,020
Statutory reserve		**460,981**		530,988
General reserve		**418,626**		456,130
		1,271,627		1,379,138
Current liabilities				
Dividend for prior years		**21**		21
Dividend for the year		**47,042**		47,042
		1,318,690		1,426,201

Profit and Loss Account of Heineken Holding N.V.

in thousands of euros

		2002		2001
Income				
Result on participating interest in Heineken N.V.	**397,540**		383,538	
Management fee	**250**		–	
		397,790		383,538
Charges				
Other expenses		**250**		–
Profit*		**397,540**		383,538

* The addition to the statutory reserve (2002 €319,136; 2001 €305,134) has been deducted from the profit.

o

Notes to the Balance Sheet as at 31 December 2002 and the Profit and Loss Account for 2002 of Heineken Holding N.V.

General

The amounts disclosed in the notes are in thousands of euros unless otherwise indicated.

Valuation principles

The assets and liabilities are stated at face value unless otherwise indicated.

Principles for the determination of results

The result on the participating interest in Heineken N.V. corresponds to the company's share in the profit of Heineken N.V. for the year.

Balance Sheet

Participating interest in Heineken N.V.

The nominal value of the participating interest in Heineken N.V., Amsterdam, as at 31 December 2002 amounted to €392 million, corresponding to 50.005% of the issued share capital of Heineken N.V.

Valuation of the participating interest in Heineken N.V., as in preceding years, has been based on 50.005% of the shareholders' equity published by Heineken N.V. in its financial statements. The carrying amount as at 31 December 2002 according to the amount of shareholders' equity disclosed in the consolidated financial statements of Heineken N.V. as at the same date is therefore

50.005% of €2,543 million	1,271,627
In the opening balance sheet for 2002, the figure was 50.005% of €2,758 million	1,379,138
Diminution in value during the year	107,511
This diminution in value is made up of the following items:	
50.005% of the net profit of Heineken N.V. for 2002 of €795 million	397,540
Less: The total dividend receivable by the company for the year	78,404
Appreciation due to profit retained by Heineken N.V. for 2002	319,136
Less: Share of the net negative movements in the general reserve of Heineken N.V.	426,647
Net diminution in value	107,511

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2002, with a nominal value of €392 million, amounted to €7.3 billion (31 December 2001: €8.3 billion).

Receivables

This item relates to the final dividend receivable from Heineken N.V. for 2002, amounting to €47.0 million.

Cash

This item relates to the balance on current accounts with banks as at balance sheet date together with the balance on a deposit account relating to the priority shares.

Issued capital

The authorised share capital amounts to €1.5 billion.
The issued share capital amounts to €392 million.

There are 193,384,478 A-shares of €2 nominal value, 2,625,000 B-shares of €2 nominal value and 250 priority shares of €2 nominal value in issue.

Statutory reserve

This reserve relates to the share in the profits achieved by Heineken N.V. less the dividends distributed by Heineken N.V. and the share in goodwill paid by Heineken N.V. in respect of participating interests acquired by that company.
The movements in 2002 were as follows:

Balance as at 1 January 2002	530,988
Add: The difference between the share in the profit of Heineken N.V. for 2002 and the total amount of dividend receivable for that year	319,136
Less: The share in the movements reported directly in the general reserve of Heineken N.V. relating to goodwill in respect of participating interests acquired in 2002	389,143
Balance as at 31 December 2002	460,981

General reserve

The movements in 2002 were as follows:

Balance as at 1 January 2002	456,130
Less: The share in the movements reported directly in the general reserve of Heineken N.V. relating to revaluations in 2002	37,504
Balance as at 31 December 2002	418,626

Dividend for prior years

This item is made up of the balance of uncalled cash dividends and the available balance in respect of stock dividend payable in cash.

Dividend for the year

This relates to the final dividend payable for 2002 and the dividend on the priority shares.

Profit and Loss Account

Result on participating interest in Heineken N.V.

Included here is the share in the net profit of Heineken N.V. for 2002, being 50.005% of €795 million.

Other expenses

This concerns auditors' fees, administrative expenses and remuneration of Management Board members.

Remuneration of Management Board members

M. Das	45
C.L. de Carvalho-Heineken	38
D.P. Hoyer	38
K. Vuursteen	38

Consolidated Balance Sheet

after proposed appropriation of profit
in millions of euros

	31 December 2002		31 December 2001	
Assets				
Fixed assets				
Intangible fixed assets	**39**		13	
Tangible fixed assets	**4,094**		3,592	
Financial fixed assets	**835**		531	
		4,968		4,136
Current assets				
Stocks	**765**		692	
Receivables	**1,270**		1,192	
Securities	**98**		29	
Cash	**680**		1,146	
		2,813		3,059
		7,781		7,195
Equity and liabilities				
Group equity				
Shareholders' equity	**1,272**		1,379	
Minority interests in Heineken N.V.	**1,271**		1,379	
Minority interests in other group companies	**393**		381	
		2,936		3,139
Provisions		**981**		1,024
Liabilities				
Long-term borrowings	**1,215**		797	
Current liabilities	**2,649**		2,235	
		3,864		3,032
		7,781		7,195

Consolidated Profit and Loss Account

in millions of euros

		2002		2001*
Net turnover		**10,293**		9,333
Raw materials, consumables and services	**5,558**		5,089	
Excise duties	**1,282**		1,226	
Staff costs	**1,642**		1,417	
Amortisation/depreciation and value adjustments	**529**		476	
Total operating expenses		**9,011**		8,208
Operating profit		**1,282**		1,125
Results of non-consolidated participating interests	**48**		45	
Interest	**– 109**		– 71	
		– 61		– 26
Profit before tax		**1,221**		1,099
Taxation		**– 364**		– 327
Group profit after tax		**857**		772
Minority interests in the results of group companies of Heineken N.V.		**– 62**		– 57
Net profit on ordinary activities of Heineken N.V.		**795**		715
Extraordinary result after tax		**–**		52
Net profit of Heineken N.V.		**795**		767
Minority interests in the profit of Heineken N.V.		**– 397**		– 383
Net profit		**398**		384

* The 2001 figures have been restated for comparison purposes.

Consolidated Cash Flow Statement

in millions of euros

		2002		2001
Cash flow from operating activities				
Operating profit	**1,282**		1,125	
Results of non-consolidated participating interests	**48**		45	
Amortisation/depreciation and value adjustments	**529**		476	
Movements in provisions	**– 8**		– 32	
Movements in working capital	**– 223**		– 42	
Cash flow from operations		**1,628**		1,572
Interest paid and received		**– 103**		– 74
Taxation paid on profits		**– 341**		– 333
Cash flow from operating activities		**1,184**		1,165
Dividends paid		**– 187**		– 168
Cash flow from operating activities less dividends paid		**997**		997
Cash flow from investing activities				
Intangible fixed assets	**– 35**		– 17	
Tangible fixed assets	**– 696**		– 578	
Consolidated participating interests	**– 799**		– 148	
Non-consolidated participating interests	**– 423**		– 74	
Extraordinary result on participating interests disposed of	**–**		52	
Other financial fixed assets	**– 20**		– 18	
		– 1,973		– 783
Cash flow from financing activities				
Long-term borrowings	**484**		86	
Repayment of long-term borrowings	**– 56**		– 182	
Share issue by group companies	**– 1**		57	
		427		– 39
Net cash flow		**– 549**		175
Other cash movements				
Changes in the consolidation		**– 88**		99
Exchange differences		**– 36**		– 14
Movement in net cash		**– 673**		260
The net cash position is made up of				
Cash		**680**		1,146
Securities		**98**		29
Bank overdrafts		**– 573**		– 297
Position as at 31 December		**205**		878

Notes to the Consolidated Balance Sheet, Profit and Loss Account and Cash Flow Statement for 2002

General

The amounts disclosed in the notes are in millions of euros unless otherwise indicated.

The financial statements and the annual report have been prepared in accordance with the provisions of Part 9, Book 2, of the Netherlands Civil Code.

There were a number of changes in the scope of the consolidation during the year, the following being the more significant of these with regard to the financial statements.

The 49.9% participating interest in BrauHolding International, in Germany, has been proportionally consolidated with effect from 1 January 2002. In 2001, this participating interest was carried at net asset value. Bravo International in Russia has been fully consolidated with effect from 1 January 2002. In addition, Al Ahram in Egypt, Almaza in Lebanon and Barú in Panama have been included in the consolidation with effect from 1 October 2002. There was also a certain amount of expansion of existing interests and a number of beverage wholesalers were acquired. These changes in the consolidation led to an increase in net turnover of €468 million. The acquisitions also resulted in a goodwill charge to equity of €778 million. From 2002 part of the costs of temporary point-of-sales activities were reclassified as marketing and selling expenses, whereas previously they were deducted from net turnover. To facilitate comparison, both net turnover and marketing and selling expenses in 2001 have been increased by €170 million.

Consolidation

Heineken Holding N.V., Heineken N.V. and the subsidiaries with which it forms a group are fully consolidated in the consolidated balance sheet and profit and loss account, with minority interests in group equity and group profits shown separately, analysed into Heineken N.V. and other group companies.

Proportional consolidation is applied in the case of companies in which the Heineken group has a direct interest and exercises a controlling influence on management decisions in partnership with other shareholders.

In the analyses of movements in various assets and liabilities, disclosures of 'Changes in the consolidation' relate to increases or decreases in the group's interests in consolidated companies.

Foreign currency

Hedging transactions to limit exchange risks are entered into only in respect of actual amounts receivable and payable and highly probable future cash flows in foreign currencies. The instruments used are forward contracts and options. Before such contracts are entered into, inward and outward cash flows in a particular currency are netted off at group level as far as possible. Where foreign currency balance sheet positions have been hedged, they are translated at the exchange rate of the hedge. Recognition of results arising from hedging operations relating to future foreign currency cash flows is deferred until the relevant cash flows are accounted for. Other foreign currency transactions in the profit and loss account are recognised at spot rates unless forward contracts have been entered into in connection with these transactions, in which case the forward rate applies.

The financial statements of non-eurozone companies are translated into euros. Assets and liabilities are translated at exchange rates on the balance sheet date. Profit and loss account items are translated at the average monthly exchange rates. The difference between the net profit based on average exchange rates and the net profit based on the exchange rates on the balance sheet date is accounted for in the revaluation reserve. The profit and loss accounts of companies in hyperinflation countries are translated at exchange rates prevailing on the balance sheet date.

Differences in book value arise on translation into euros of the opening balance of the shareholders' equity of the non-eurozone consolidated companies plus intra-group long-term loans granted to these companies. These differences are treated as revaluations and are credited or debited directly to group equity, with due allowance for taxation. Other differences due to exchange rate movements are accounted for directly in the profit and loss account.

Valuation of assets and liabilities

Intangible fixed assets

Goodwill, the difference between the price paid for participating interests and their valuation according to Heineken accounting policies, is charged to shareholders' equity where the group exercises at least a significant influence on management decisions. In the case of acquisition of beverage wholesalers, the purchase price is almost entirely determined by the customer base and, that being the case, it is treated as goodwill. When the relevant legal requirements are changed, goodwill will be capitalised and amortised over the expected economic life of the assets concerned.

Other intangible fixed assets are capitalised and

amortised by the straight-line method over three years. If the net realisable value of intangible fixed assets is less than the carrying amount, a diminution in value is applied. Costs of internally developed brands, patents and licences and research and development are expensed.
Brands, patents and licences purchased with acquisitions are treated as part of the goodwill paid.

Tangible fixed assets
Except for land, which is not depreciated, tangible fixed assets are stated at replacement cost less accumulated depreciation. The following average useful life is used for depreciation purposes:

Buildings	30 - 40 years
Plant and equipment	10 - 30 years
Other fixed assets	5 - 10 years

The replacement cost is based on appraisals by internal and external experts, taking into account technical and economic developments. Other factors taken into account include the experience gained in the construction of breweries throughout the world.
Grants received in respect of investments in tangible fixed assets are deducted from the amount of the investment.
Projects under construction are included at cost.

Financial fixed assets
Non-consolidated participating interests where the group has a significant influence are stated at the Heineken share of the net asset value, which is arrived at as far as possible on the basis of the Heineken accounting policies.
Other non-consolidated participating interests are stated at cost less any necessary provisions.
Loans to non-consolidated companies and other financial fixed assets are carried at face value, less provisions for credit risks.

Impairment of assets
Regular assessments are made for any indications that intangible and tangible fixed assets might be impaired.
If any such indications exist, the net realisable value of the assets concerned is determined. If the net realisable value of an asset is less than its book value, the difference is deducted from the carrying amount as an impairment loss and charged to the profit and loss account.

Current assets
Stocks bought in from third parties are stated at replacement cost, arrived at on the basis of prices from current purchase contracts and latest prices on the balance sheet date.
Finished products and work in progress are stated at manufactured cost based on replacement cost and taking into account the production stage reached.
Stocks of spare parts are depreciated on a straight-line basis taking account of obsolescence.
If the recoverable amount or net realisable value of stocks is less than their replacement cost, provisions are made in respect of the difference.
Advance payments on stocks are included at face value.
Receivables are carried at face value less a provision for credit risks and less the amount of deposits on returnable packaging.
Securities are carried at the lower of historical cost and quoted price, or estimated market value in the case of unlisted securities.
Cash is included at face value.

Revaluations
Differences in carrying amounts due to revaluations are credited or debited to group equity, less an amount in respect of deferred tax liabilities where applicable.

Provisions
The provision for deferred tax liabilities is formed in respect of timing differences between the balance sheet for reporting purposes and the recognition of assets and liabilities for tax purposes as well as taxation on profit distributions borne by the group. The liabilities are calculated at the standard tax rates on balance sheet date and are stated at face value. Deferred tax assets are netted off against deferred tax liabilities of the same kind over matching periods. A net deferred tax asset is not recognised unless future realisation is reasonably certain.
The provisions for pension liabilities and similar schemes are calculated at net present value according to actuarial principles based on current pay levels.
Full provision is made for pension liabilities in respect of accrued benefit rights.
Prior-service liabilities resulting from improvements in remuneration packages and pension plans are added to the provision for pension liabilities and charged directly to the result.
Provisions connected with reorganisation plans are calculated at the net present value of the benefit commitments in connection with early retirement, relocation and redundancy schemes. Where applicable, the expected

degree of employee participation in the schemes concerned is taken into account.

Liabilities
Long-term borrowings and current liabilities are stated at face value.

Determination of results
Income and expenses are accounted for in the profit and loss account at the time of supply of the relevant goods or services.
Net turnover means the proceeds from sales of products and services supplied to third parties, net of sales taxes and customer discounts.
Raw materials and consumables are stated at replacement cost in the profit and loss account.
Excise duties are stated at the actual amounts payable.
Depreciation charges based on replacement cost are calculated on a straight-line basis according to the estimated useful lives of the assets concerned.
The results of non-consolidated participating interests consist of dividends received during the year from companies carried at cost and Heineken's share of the net profits of companies carried at net asset value. The share of the results of companies carried at net asset value is calculated as far as possible in accordance with group accounting policies for the determination of results, taking account of taxation and minority interests.
Interest expenses are allocated to the periods to which they relate.
Results arising from operations involving interest rate hedging instruments are also accounted for as interest. Such instruments are used to hedge the risk of a reduction in interest income on surplus funds temporarily invested in bank deposits due to falling interest rates and higher interest charges on interest-bearing liabilities due to interest rate rises. Interest rate hedging instruments are not used without a corresponding underlying position.
Taxation on profits is calculated on the profit shown in the financial statements by applying the standard tax rates, taking into account tax payable by the group on profit distributions by participating interests and applicable tax facilities. Differences between the amount thus calculated and the tax actually payable for the year are accounted for in the provision for deferred tax liabilities.

Notes to the Consolidated Balance Sheet

Intangible fixed assets

With effect from 2001, investments in major ICT projects and technical innovations satisfying the applicable criteria have been capitalised and amortised over three years.

In 2002, an amount of €35 million (2001: €17 million) was capitalised and an amount of €10 million (2001: €4 million) was amortised.

Tangible fixed assets	Total	Land and buildings	Plant and equipment	Other fixed assets	Projects under construction
Position as at 1 January 2002	3,592	1,135	1,500	716	241
Changes in the consolidation	378	137	149	77	15
Investments less disposals	696	40	264	182	210
Completed projects	–	28	142	69	– 239
Exchange differences	– 144	– 37	– 60	– 32	– 15
Revaluation	53	9	40	4	–
Depreciation and value adjustments	– 481	– 62	– 218	– 201	–
Position as at 31 December 2002	4,094	1,250	1,817	815	212
This book value is made up as follows:					
Replacement cost	9,897	2,790	4,781	2,114	212
Accumulated depreciation	– 5,803	– 1,540	– 2,964	– 1,299	–
	4,094	1,250	1,817	815	212
The aggregate amount of revaluations included in the book value as at 31 December 2002 is:	622	237	355	30	–

Other fixed assets includes vehicles, office equipment and returnable packaging.
Projects under construction also includes advance payments on tangible fixed assets on order.
With effect from 2002, investment grants have been deducted from the cost of the tangible fixed assets concerned.

Financial fixed assets	Total	Non-consolidated participating interests		Other financial fixed assets
		Shares	*Loans*	
Position as at 1 January 2002	531	182	1	348
Changes in the consolidation	31	– 26	7	50
Additions/loans granted	601	433	1	167
Disposals/loan repayments	– 158	– 10	– 6	– 142
Revaluation	– 7	– 6	– 1	–
Goodwill	– 182	– 182	–	–
Other value adjustments	– 1	– 1	–	–
Share in net profit	26	26	–	–
Dividends received	– 6	– 6	–	–
Position as at 31 December 2002	835	410	2	423

Other financial fixed assets includes €295 million (2001: €270 million) in respect of loans to customers and €22 million (2001: €30 million) in respect of deferred tax assets.

		2002		2001
Stocks				
Raw materials	**112**		118	
Work in progress	**58**		46	
Finished products	**184**		167	
Goods for resale	**125**		110	
Non-returnable packaging	**72**		65	
Other stocks	**159**		138	
Advance payments on stocks	**55**		48	
		765		692
Receivables				
Amounts falling due within one year:				
Trade debtors	**1,111**		1,070	
Packaging deposits	**– 266**		– 256	
		845		814
Non-consolidated participating interests		**44**		57
Other amounts receivable		**221**		171
Prepayments and accrued income		**160**		150
		1,270		1,192

		2002		2001
Securities				
Listed securities	**83**		16	
Unlisted securities	**15**		13	
		98		29
Cash				
Cash in hand and at bank	**324**		362	
Short-term cash deposits	**356**		784	
		680		1,146

Total cash not freely disposable amounts to €121 million, mainly relating to letters of credit.

Shareholders' equity				
Position as at 1 January	**1,379**		1,198	
Exchange differences	**– 54**		–	
Revaluation	**16**		36	
Goodwill	**– 389**		– 160	
Net profit for the year	**398**		384	
Dividend for the year	**– 78**		– 79	
Position as at 31 December		**1,272**		1,379

For an analysis of shareholders' equity, reference is made to the balance sheet of Heineken Holding N.V. as at 31 December 2002.

Minority interests in Heineken N.V.				
Position as at 1 January	**1,379**		1,198	
Exchange differences	**– 54**		–	
Revaluation	**16**		36	
Goodwill	**– 389**		– 160	
Net profit for the year	**397**		383	
Dividend for the year	**– 78**		– 78	
Position as at 31 December		**1,271**		1,379

	2002		2001	
Minority interests in other group companies				
Position as at 1 January	**381**		124	
Changes in the consolidation	**25**		156	
Exchange differences	**– 55**		–	
Revaluation	**12**		5	
Minority interests in group profit	**62**		57	
Dividends payable to minority shareholders	**– 31**		– 20	
Share issue	**– 1**		59	
Position as at 31 December		**393**		381

Provisions	Deferred tax liabilities	Pension liabilities	Other provisions	Total
The movements were:				
Position as at 1 January 2002	357	338	329	1,024
Changes in the consolidation	27	21	3	51
Revaluation/exchange differences	– 7	– 4	– 3	– 14
Added/released	– 3	96	5	98
Utilised	–	– 33	– 73	– 106
Other movements	7	– 66	– 13	– 72
Position as at 31 December 2002	381	352	248	981

The provision for pension liabilities relates to pensions and annuities which have not been insured with third parties. With effect from 2002, the provisions for early retirement and other schemes under which people are laid off with pension-like arrangements have been included in this item. In 2002 additional pension charges amounted to €70 million, although half of this amount could be set off against existing provisions for staff costs. The average rate of interest used in calculating the net present value of the provision for pension liabilities, based on current applicable interest rates in the countries concerned, is 4% (2001: 4%).

The other provisions comprise reorganisation provisions, provisions formed for receivables from participating interests, for contracts of suretyship provided and for current lawsuits. Additions due to planned and announced restructuring programmes are charged to the profit and loss account, with the exception of restructuring programmes relating to recently acquired companies, which are taken into account in the calculation of goodwill. €939 million of the provisions (2001: €933 million) has a term in excess of one year.

	2002		2001	
Long-term borrowings	Total	More than 5 years	Total	More than 5 years
Amounts falling due after more than one year relate to:				
Loans from credit institutions, in EUR, average effective interest rate 5.2%	**337**	**110**	264	150
Loans from credit institutions, in PLN, average effective interest rate 3.62% (2001: 15.8%)	**1**	**–**	61	–
Loans from credit institutions, in EUR, average effective interest rate 4% (2001: 5%)	**162**	**–**	16	–
Loans from credit institutions, in EUR, average effective interest rate 4.3% (2001: 5%)	**427**	**–**	278	278
Private loan, in EGP, interest rate 11.9%	**37**	**37**	–	–
Private loan, in EUR, interest rate 5.8%	**68**	**–**	68	68
Other private loans, in various currencies, average interest rate 5.2% (2001: 5.45%)	**118**	**20**	72	16
Other loans, interest-free	**65**	**26**	38	21
	1,215	**193**	797	533

Security in the form of mortgages totalling €116 million (2001: €113 million) has been provided in respect of the other private loans.

Current liabilities	2002		2001	
Amounts falling due within one year relate to:				
Repayment commitments on long-term borrowings in 2003	**205**		32	
Bank overdrafts	**573**		297	
Suppliers	**629**		620	
Taxation and social security contributions	**322**		335	
Dividend	**105**		107	
Short-term deposits	**261**		241	
Amounts owed to non-consolidated participating interests	**1**		3	
Other creditors	**250**		242	
Accruals and deferred income	**303**		358	
		2,649		2,235

Tangible fixed assets totalling €140 million (2001: €205 million) have been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties and import duties.

	2002	2001
Off-balance-sheet commitments		
Tenancy and operating leases	**48**	56
Capital expenditure commitments, unless already included in tangible fixed assets	**53**	84
Long-term raw material purchase contracts	**176**	186
Declarations of joint and several liability	**398**	286
Other off-balance-sheet commitments	**29**	12
Loan to Stichting Heineken Pensioenfonds	**150**	–

In 2003, a subordinated loan of €150 million will be granted to Stichting Heineken Pensioenfonds to satisfy the more stringent minimum reserves requirements of the Pensions and Insurance Supervisory Board in the Netherlands.

	2002	2001
Financial instruments		
Contract value as at 31 December		
Currency hedging instruments in US dollars	**904**	1,321
Currency hedging instruments in other currencies	**114**	206
Interest-hedging instruments	**1,029**	925

Financial instruments are used in the normal course of business to hedge the effects on results of fluctuations in exchange rates and interest rates.
The most important foreign currency inflow is denominated in US dollars and is generated by export activities. The expected net cash flow in US dollars, which amounts to around US$760 million per annum, is hedged well in advance by means of a combination of forward contracts and options. This policy reduces the volatility of export sales proceeds and results due to short-term fluctuations in the value of the US dollar against the euro and delays the impact of long-term fluctuations on results.
The financial instruments used to hedge foreign exchange fluctuations with a term of longer than one year, amount to €190 million.
As far as possible, temporary cash surpluses are held centrally and invested in bank deposits in euros with maximum terms of one year. Approximately 60% of the risk of a reduction in interest income on these deposits due to a fall in the interest rate or an increase in interest charges due to a rise in the interest rate on interest-bearing liabilities is hedged with interest rate instruments. These interest-hedging instruments include interest rate swaps, forward rate agreements and caps and floors. The interest-hedging instruments with a term of more than one year amount to €1,005 million.
As at 31 December 2002, the aggregate market value of the various financial instruments used amounted to €83 million. Currency and interest rate risk management is governed by a stringently defined policy and strict rules. Only a limited number of counterparties are used, all with excellent credit ratings. The activities are closely monitored, independently of implementation.

Notes to the Consolidated Profit and Loss Account

Information by geographical area

As almost the entire net turnover of the group is accounted for by just one product group, namely beer, the financial information is segmented by geographical area only. The remaining activities are not reported on a segmented basis. The following four regions are distinguished: Europe, Western Hemisphere, Africa/Middle East and Asia/Pacific. Since nearly all export production facilities are located in Europe, the results of these activities are reported under Europe. The results and assets, analysed by region, are presented below.

Results	Europe (incl. exports)		Western Hemisphere		Africa/Middle East		Asia/Pacific		Eliminations		Consolidated	
	2002	2001*	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001*
Net turnover												
Third-party sales proceeds	**7,488**	6,824	**1,372**	1,176	**795**	747	**471**	465	**–**	–	**10,126**	9,212
Interregional sales proceeds	**1,276**	1,127	**–**	–	**–**	–	**–**	–	**– 1,276**	– 1,127	**–**	–
Total sales proceeds	**8,764**	7,951	**1,372**	1,176	**795**	747	**471**	465	**– 1,276**	– 1,127	**10,126**	9,212
Proceeds from services	**156**	126	**1**	–	**40**	29	**5**	7	**– 35**	– 41	**167**	121
Net turnover	**8,920**	8,077	**1,373**	1,176	**835**	776	**476**	472	**– 1,311**	– 1,168	**10,293**	9,333
Excise duty	**889**	831	**131**	107	**120**	144	**142**	144	**–**	–	**1,282**	1,226
Operating profit	**996**	881	**70**	55	**169**	129	**47**	60	**–**	–	**1,282**	1,125
Results of non-consolidated participating interests	**12**	6	**23**	20	**6**	5	**7**	14	**–**	–	**48**	45
Interest											**– 109**	– 71
Taxation											**– 364**	– 327
Minority interests in the results of group companies of Heineken N.V.											**– 62**	– 57
Net profit on ordinary activities of Heineken N.V.											**795**	715
Extraordinary result after tax											**–**	52
Minority interests in the profit of Heineken N.V.											**– 397**	– 383
Net profit											**398**	384

* The 2001 figures have been restated for comparison purposes.

Balance sheet	Europe (incl. exports)		Western Hemisphere		Africa/Middle East		Asia/Pacific		Consolidated	
	2002	2001*	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001*
Operating assets	**5,280**	4,726	**328**	308	**1,027**	768	**361**	397	**6,996**	6,199
Non-consolidated participating interests	**36**	53	**331**	87	**25**	23	**18**	20	**410**	183
Total assets	**5,316**	4,779	**659**	395	**1,052**	791	**379**	417	**7,406**	6,382
Invested cash									**375**	813
Total assets as per balance sheet									**7,781**	7,195
Total provisions and liabilities	**3,651**	3,207	**334**	236	**729**	469	**131**	144	**4,845**	4,056
Total liabilities as per balance sheet									**4,845**	4,056
Group equity									**2,936**	3,139
Investments in intangible fixed assets	**34**	17	**1**	–	–	–	–	–	**35**	17
Investments in tangible fixed assets	**461**	442	**10**	17	**208**	103	**17**	16	**696**	578
Amortisation of intangible fixed assets	**10**	4	–	–	–	–	–	–	**10**	4
Depreciation of and value adjustments to tangible fixed assets	**420**	403	**10**	10	**33**	35	**18**	17	**481**	465

Raw materials, consumables and services		2002		2001*
Raw materials	**525**		507	
Packaging	**949**		873	
Goods for resale	**1,080**		978	
Marketing and selling expenses	**1,585**		1,451	
Transport costs	**402**		357	
Energy and water	**147**		138	
Repair and maintenance	**185**		161	
Other expenses	**685**		624	
		5,558		5,089

The movement in work in progress and finished products (increase of €29 million, excluding revaluations and changes in the consolidation) is included in the appropriate component of production costs, i.e. raw materials, packaging materials, excise duties and, with regard to the fixed cost element of stocks, other expenses.

* The 2001 figures have been restated for comparison purposes.

		2002		2001*
Staff costs				
Salaries and wages	1,069		994	
Pension costs	111		41	
Other social security costs	275		207	
Other staff costs	193		187	
		1,648		1,429
Staff costs capitalised in connection with production of tangible fixed assets for use by the group		– 6		– 12
		1,642		1,417

Other staff costs includes amounts added to other provisions in respect of reorganisations.

		2002		2001*
Number of employees				
The average number of employees was:				
Fully consolidated participating interests:				
Netherlands	5,527		5,620	
Rest of Europe	22,440		20,646	
Western Hemisphere	1,451		839	
Africa/Middle East	10,462		6,700	
Asia/Pacific	1,377		1,308	
		41,257		35,113
Proportionally consolidated participating interests:				
Rest of Europe	2,877		947	
Africa/Middle East	631		537	
Asia/Pacific	3,472		3,428	
		6,980		4,912
Total		48,237		40,025

		2002		2001*
Amortisation/depreciation and value adjustments				
Depreciation of tangible fixed assets	476		444	
Other value adjustments to tangible fixed assets	5		21	
Amortisation of intangible fixed assets	10		4	
		491		469
Value adjustments to other assets		38		7
		529		476

Other value adjustments to tangible fixed assets include the balance of reductions in the book values of production assets to their net realisable value and reversals of exceptional losses from impairment of these assets. The value adjustments to other assets relate mainly to provisions for stocks of finished products and spares held by various operating companies.

* The 2001 figures have been restated for comparison purposes.

		2002		2001
Results of non-consolidated participating interests				
Share in net result on participating interests carried at net asset value	**15**		17	
Dividends received from participating interests carried at cost	**33**		28	
		48		45
Interest				
Interest paid	**– 146**		– 118	
Interest received on cash deposits etc.	**37**		47	
		– 109		– 71

Taxation

The taxation amounts to 31% (2001: 31%) of the profit before tax, excluding the results of non-consolidated participating interests.

		2002		2001
Taxation		**– 364**		–327
The main components of the taxation charge are:				
Profit before taxation excluding the results of non-consolidated participating interests		**1,173**		1,054
Taxation charge at the statutory tax rate in the Netherlands	**34.5%**	**405**	35.0%	369
Effect of tax rates outside the Netherlands	**– 0.9%**	**– 11**	– 0.5%	– 5
Non-allowable expenses	**1.7%**	**20**	1.6%	17
Utilisation of tax losses carried forward	**– 1.2%**	**– 14**	– 2.6%	– 28
Tax losses not recognised	**– 0.1%**	**– 1**	1.4%	15
Underprovided in prior years	**– 0.8%**	**– 9**	– 0.9%	– 9
Tax incentives and other differences	**– 2.2%**	**– 26**	– 3.0%	– 32
Effective tax burden	**31.0%**	**364**	31.0%	327

		2002
Tax losses		
As at 31 December 2002, the group had tax losses totalling €134 million, expiring as follows:		
2003	**20**	
2004	**29**	
2005	**21**	
2006	**12**	
2007	**21**	
Later than 2007 but not indefinite	**31**	
Total		**134**

An amount of €22 million of these tax losses has been recognised as a deferred tax asset and included in financial fixed assets.
Owing to the uncertainty regarding the ability to realise other tax losses, they have not been recognised.

	2002	2001
Extraordinary result after tax		
Extraordinary result after tax	–	52

The extraordinary result after tax in 2001 relates to the book profit of €35.5 million on the disposal of the 2% interest in the Spanish hotel group NH Hoteles SA and an exceptional cash dividend of €16.3 million distributed by Whitbread Plc. following the disposal of its Pubs & Bars Division.

Notes to the Consolidated Cash Flow Statement

The consolidated cash flow statement has been drawn up using the indirect method. The various consolidated balance sheet and profit and loss account items have been adjusted for changes which have no effect on the receipts and payments during the year.
Working capital comprises stocks, receivables and current liabilities (excluding bank overdrafts and repayment commitments on long-term borrowings in 2003).
The cash flow from investing activities relates to the net amount of investments and disposals.
The net cash position consists of cash in hand and at bank, securities and bank overdrafts.

	Provisions	Long-term borrowings	Repayment commitments
Position as at 1 January 2002	1,024	797	32
Revaluation/exchange differences	– 14	– 11	– 1
Changes in the consolidation	51	81	11
Other non-cash-flow movements	– 72	– 136	220
Cash flow movements	– 8	484	– 56
Position as at 31 December 2002	981	1,215	206

Working capital	
Position as at 1 January 2002	– 22
Movements in balance sheet items in connection with dividends, interest and taxation	– 2
Revaluation/exchange differences	– 49
Changes in the consolidation	57
Other non-cash-flow movements	– 42
Cash flow movements	223
Position as at 31 December 2002	165

Participating Interests

of significance for the true and fair view required by law

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Netherlands Civil Code has been issued with respect to the legal entities established in the Netherlands, marked with a ◦ below.

Fully consolidated participating interests		Participating interest in %
Heineken N.V.	Amsterdam	50.005
◦ Heineken Nederlands Beheer B.V.	Amsterdam	100.0
◦ Heineken Brouwerijen B.V.	Amsterdam	100.0
◦ Heineken Nederland B.V.	Amsterdam	100.0
◦ Heineken International B.V.	Amsterdam	100.0
◦ Heineken Technical Services B.V.	Amsterdam	100.0
◦ Amstel Brouwerij B.V.	Amsterdam	100.0
◦ Amstel Internationaal B.V.	Amsterdam	100.0
◦ Vrumona B.V.	Bunnik	100.0
◦ Invebra Holland B.V.	Amsterdam	100.0
◦ Brouwerij de Ridder B.V.	Maastricht	100.0
◦ B.V. Beleggingsmaatschappij Limba	Amsterdam	100.0
◦ Brand Bierbrouwerij B.V.	Wijlre	100.0
◦ Beheer- en Exploitatiemaatschappij Brand B.V.	Wijlre	100.0
Sogebra S.A.	Paris (France)	100.0
Heineken España S.A.	Seville (Spain)	97.8
Heineken Italia S.p.A.	Pollein (Italy)	100.0
Athenian Brewery S.A.	Athens (Greece)	98.8
Grupa Żywiec S.A.	Żywiec (Poland)	61.8
Heineken Ireland Ltd.*	Cork (Ireland)	100.0
Amstel Brewery Hungary Inc.	Komárom (Hungary)	100.0
Heineken Slovensko A.S.	Nitra (Slovakia)	91.6
Heineken Switzerland A.G.	Chur (Switzerland)	100.0
Mouterij Albert N.V.	Ruisbroek (Belgium)	100.0
Ibecor S.A.	Brussels (Belgium)	100.0
Affligem Brouwerij BDS N.V.	Opwijk (Belgium)	100.0
Bravo International	St. Petersburg (Russia)	100.0
Dinal LLP	Almaty (Kazakhstan)	51.0
Heineken USA Inc.	White Plains (United States)	100.0
Antilliaanse Brouwerij N.V.	Willemstad (Netherlands Antilles)	56.8
Commonwealth Brewery Ltd.	Nassau (Bahamas)	53.2
Windward & Leeward Brewery Ltd.	Vieux Fort (St. Lucia)	72.7
Nigerian Breweries Plc.	Lagos (Nigeria)	54.2
Al Ahram Beverages Company	Cairo (Egypt)	98.7
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	Kinshasa (D.R. Congo)	94.3
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Kigali (Rwanda)	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Bujumbura (Burundi)	59.3
Brasseries de Bourbon S.A.	St. Denis (Réunion)	85.4
Ghana Breweries Ltd.	Kumasi (Ghana)	75.6
Brasseries du Logone S.A.	Moundou (Chad)	100.0
P.T. Multi Bintang Indonesia Tbk.	Jakarta (Indonesia)	84.5

* In accordance with the provisions of Section 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. has given irrevocable guarantees for the financial year from 1 January 2002 to 31 December 2002 in respect of the liabilities, as referred to in Section 5(c) of that Act, of the subsidiary companies Heineken Ireland Limited and Heineken Ireland Sales Limited.

Proportionally consolidated participating interests

The companies listed below are proportionally consolidated because control of these companies is exercised jointly and directly by virtue of an agreement with the other shareholders.

		Participating interest in %
BrauHolding International AG	Munich (Germany)	49.9
Zagorka Brewery A.D.	Stara Zagora (Bulgaria)	48.0
Ariana Brewery A.D.	Sofia (Bulgaria)	47.5
Pivara Skopje A.D.	Skopje (Macedonia)	27.3
Brasseries du Congo S.A.	Brazzaville (Congo)	50.0
Asia Pacific Breweries (Singapore) Pte. Ltd.	Singapore	42.5
Shanghai Asia Pacific Brewery Co. Ltd.	Shanghai (China)	44.9
Hainan Asia Pacific Brewery Ltd.	Haikou (China)	42.5
SP Holdings Ltd.	Port Moresby (Papua New Guinea)	32.1
Vietnam Brewery Ltd.	Ho Chi Minh City (Vietnam)	25.5
Cambodia Brewery Ltd.	Phnom Penh (Cambodia)	34.0
DB Group Ltd.	Auckland (New Zealand)	32.7

Non-consolidated participating interests carried at net asset value

Guinness Anchor Berhad	Petaling Jaya (Malaysia)	10.8
Thai Asia Pacific Brewery Co. Ltd.	Bangkok (Thailand)	14.9
Florida Bebidas S.A.	San José (Costa Rica)	25.0

Other non-consolidated participating interests carried at cost

Quilmes International (Bermuda) Ltd.	Hamilton (Bermuda)	15.0
Cervejarias Kaiser Brasil S.A.	Rio de Janeiro (Brazil)	20.0

Amsterdam, 25 February 2003
Management Board

M. Das
C.L. de Carvalho-Heineken
D.P. Hoyer
K. Vuursteen

Other Information

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by

Stichting Administratiekantoor Priores	125 shares

The members of the board of this foundation are
C.L. de Carvalho-Heineken, chairman
M. Das
R.H. Meppelink
H.A. Oosters

Stichting Beheer Prioriteitsaandelen Heineken Holding N.V.	125 shares

The members of the board of this foundation are
J.C. Posch, chairman
W. de Ruiter

The company and the boardmembers of the above foundations hereby declare that, in their jointly considered opinion, the provisions of Annex X of the Listing and Issuing Rules of Euronext Amsterdam have been complied with.

For the rights conferred by the priority shares, reference is made to Articles 4 (para. 8), 7 (para. 2), 8 (para. 5), 9 (para. 1), 12 (para. 1), 15 (para. 1) and 16 (para. 3) of the company's Articles of Association.

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:

Article 12, para. 1: Out of the profit as shown by the profit and loss account adopted by the general meeting of shareholders, after any compulsory additions to the reserves to be held by law have been deducted from this profit, the holders of A-shares and then the holders of B-shares shall first receive the same dividend as is paid out by Heineken N.V. for the year concerned, having due regard to the provisions of para. 5.

From what remains after the distribution to holders of A- and B-shares, the holders of priority shares shall receive a four per cent dividend, and the remainder shall be at the disposal of the meeting of holders of B-shares, which may appropriate the profit due to holders of B-shares for distribution to holders of B-shares or to form a dividend reserve, provided such distribution is made in cash. This dividend reserve shall be at the disposal of the meeting of holders of B-shares.

Article 12, para. 5: Profit distributions may only be made if the shareholders' equity of the company exceeds the amount of the paid-up and called capital plus the reserves to be maintained by law.

Remuneration of the Management Board

Pursuant to the company's Articles of Association, Article 7, para. 4, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Management Board.

Shares held by the Management Board

As at 31 December 2002, the Management Board represented 115,289,639 shares of the company.

Appropriation of profit *in thousands of euros*

Profit for 2002 as shown by the profit and loss account	397,540
Addition to the statutory reserve	319,136
Leaving for dividend distribution	78,404
From this amount, an interim dividend was made payable on 23 September 2002 amounting to	31,362
On the assumption that the dividend proposal for 2002 is approved by the general meeting of shareholders of Heineken N.V., a final dividend of €0.24 per share will be at the disposal of holders of A- and B-shares	47,042*
Total	78,404

* This amount also includes the dividend of 4% payable to holders of priority shares.

Auditors' Report

Introduction

We have audited the financial statements of Heineken Holding N.V., Amsterdam, for the year 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.

An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at 31 December 2002 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Rotterdam, 25 February 2003
Ernst & Young Accountants

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

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